OPTION ASSIGNMENT AGREEMENT

THIS AGREEMENT made the 6 day of June, 2004.

BETWEEN:

MINERA KORIPAMPA DEL PERU S.A., a company incorporated under the laws of Peru, with an office at Alfredo Roldan 146, San Isidro, Lima 18, Peru

(hereinafter referred to as "Koripampa")

OF THE FIRST PART

AND:

WEALTH MINERALS LTD., a company incorporated under the laws of British Columbia, with an office at 1901 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 2K3

(hereinafter referred to as "Wealth")

OF THE SECOND PART

WHEREAS:

A. Pursuant to a letter of understanding dated 1 June 2004, (the "Amata LOU") between Rio Tinto Mining and Exploration Limited ("Rio Tinto") and Koripampa, a copy of which is attached hereto as Schedule "A", Rio Tinto granted Koripampa the right to acquire up to a 100% interest in those certain mineral rights approximating 10,300 hectares and situated in the Department of Moquegua, Coalaque District, Peru referred to as the Amata Property (the "Property"), as more particularly described in Schedule "B" hereto;

B. Koripampa has agreed to assign all of its right, title and interest in and to the Amata LOU to Wealth, on the terms and conditions herein contained;

NOW THEREFORE this Agreement witnesseth that in consideration of the mutual premises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties, the parties hereto do hereby agree as follows:

1. Koripampa hereby assigns to Wealth (the "Assignment") all of its right, title and interest in and to the Amata LOU, and Wealth accepts the Assignment and agrees to assume all of Koripampa's rights and obligations under the Amata LOU effective as of the date of this Agreement.

2. In consideration for the Assignment, Wealth agrees to pay Koripampa the following upon receipt of all required regulatory and shareholder approvals to this Agreement (the date on which the last of such approvals is obtained, being the "Approval Date"):

    a. 400,000 common shares of Wealth (the "Wealth Shares") to be issued to Koripampa as follows:

        i. 200,000 Wealth Shares on or before the date (the "Closing Date") which is 10 business days after the Approval Date; and

ii. 200,000 Wealth Shares on or before the day which is one year after the Closing Date;

b. the sum of US$100,000 (ONE HUNDRED THOUSAND DOLLARS) on or before the Closing Date.

3. In the event that Wealth fails to make the payment required under section 2(a)(ii) by the time required for such payment, Wealth will be deemed to have terminated this Agreement and agrees to reassign its interest in the Amata LOU to Koripampa.

4. It is acknowledged that Wealth is under no obligation to Koripampa to make any payments or perform any obligations under the Amata LOU. Upon completion of the payments set out in section 2(a)(i) and 2(b) above, the parties acknowledge that Wealth may elect to terminate this agreement in which case it will be under no further obligation to make any payments or perform any obligations under the Amata LOU.

5. Koripampa hereby represents, warrants and covenants to Wealth, and acknowledges that Wealth is relying on such representations, warranties and covenants in entering into this Agreement, that:

a. Koripampa is a corporation duly incorporated and validly existing and in good standing under the laws of Peru, is duly qualified to carry on business in each jurisdiction in which it carries on business;

b. Koripampa has full corporate power and authority to enter into this Agreement and to perform its obligations set out herein, and this Agreement has been duly authorized, executed and delivered by Koripampa and constitutes a legal, valid and binding obligation of Koripampa enforceable in accordance with its terms;

c. the Amata LOU has been duly and validly authorized by Koripampa, and no other person has any right, title or interest in or to the Amata LOU, and Koripampa is not in default or breach of, and the execution and delivery of this Agreement and performance of the transactions contemplated hereby will not result in a breach of, and do not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with, any of the terms, conditions or provisions of the Amata LOU or the constating documents, resolutions, or by-laws of Koripampa or any indenture, contract, agreement (written or oral), instrument, lease or other document to which Koripampa is a party or by which Koripampa is bound;

d. Koripampa is the legal and beneficial owner of the right to acquire a 100% interest in and to the Property pursuant to the terms of the Amata LOU;

e. no actions, suits, inquiries or proceedings are pending, or to the knowledge of Koripampa, are contemplated or threatened to which Koripampa is a party or to which Koripampa may be subject; and

f. under the terms of the Amata LOU, Rio Tinto's prior written consent is required for any transfer of the Amata LOU to a third party.

6. Wealth hereby represents, warrants and covenants to Koripampa, and acknowledges that Koripampa is relying on such representations, warranties and covenants in entering into this Agreement, that:

a. Wealth is a corporation duly incorporated and validly existing under the laws of the Province of British Columbia, is in good standing with respect to the filing of annual reports under the laws of the Province of British Columbia;

b. Wealth has full corporate power and authority to enter into this Agreement and to perform its obligations set out herein, and this Agreement has been duly authorized, executed and delivered by Wealth and constitutes a legal and valid binding obligation of Wealth enforceable in accordance with its terms; and

c. neither the execution and delivery of this Agreement, nor the performance of the transactions contemplated hereby will result in a breach of, and will not create a state of facts which, after notice or lapse of time, or both, will result in a breach of, and do not and will not conflict with, any of the terms, conditions or provisions of the constating documents, resolutions or by-laws of Wealth or any indenture, contract, agreement (written or oral), instrument, lease or other document to which Wealth is a party or by which Wealth is bound.

7. The representations, warranties and covenants of Koripampa and Wealth contained herein shall survive the execution and delivery of this Agreement, and shall continue in full force and effect for the benefit of Wealth and Koripampa, respectively, notwithstanding any investigation made by Wealth or Koripampa in respect of any such representations, warranties and covenants.

8. The obligations of Wealth pursuant to this Agreement are subject to

a. receipt of the prior approval of the TSX Venture Exchange (the "Exchange") to this Agreement and to the receipt of all other regulatory or shareholder approvals as may be required under applicable corporate law or pursuant to the policies of the Exchange; and

b. receipt of the approval of Rio Tinto to the assignment of the Amata LOU as contemplated in this Agreement.

9. Koripampa acknowledges and agrees as follows:

a. the Wealth Shares to be issued to it pursuant to this Agreement are being distributed pursuant to an exemption from the registration and prospectus requirements of the British Columbia Securities Act and other applicable laws and will be subject to restrictions on resale in Canada and during such statutory hold period, which will not exceed of [ ] none of the Wealth Shares may be resold except pursuant to a statutory exemption from the prospectus requirements in British Columbia; and

b. Koripampa is aware that a legend will be placed on the certificates issued representing the Wealth Shares to the effect that the securities represented by such certificates are subject to a hold period in Canada and may not be traded in Canada during that hold period until the expiry of such hold period which will not exceed of [ ], except as permitted by applicable securities legislation.

10. This Agreement may be executed in several counterparts and may be represented by facsimile, each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution, shall be deemed to bear the date as of the date above written.

11. This Agreement supersedes all other agreements, documents, writings and verbal understandings among the parties relating to the subject matter hereof and represents the entire agreement between the parties relating to the subject matter hereof.

12. This Agreement shall be construed and interpreted, and the rights and obligations of the parties arising hereunder governed, by the laws of the Province of British Columbia. The parties agree that the Courts of British Columbia shall have exclusive jurisdiction over any dispute, termination or breach of any kind or nature whatsoever arising out of or in connection with this Agreement.

13. Any notice under this Agreement shall be given in writing and either delivered or telecopied to the party to receive such notice at the address or telecopy number indicated below:

    i. If to Wealth:

    1901 – 1177 West Hastings Street
    Vancouver, British Columbia
    V6E 2K3
    Attention: Mr. Gary Freeman
    Telecopy No. (604) ♦

    ii. If to Koripampa:

    Alfredo Roldan 146
    San Isidro
    Lima 18, Peru

    Attention: Mr. Carlos Ballon
    Telecopy No. ♦

14. All the terms and provisions of this Agreement shall be binding upon, shall enure to the benefit of, and shall be enforceable by and against the parties hereto and their respective successors and assigns.

WEALTH MINERALS LTD.

Per: Gary Freeman
Authorized Signatory

MINERA KORIPAMPA DEL PERU, S.A.

Per: ______________________
Authorized Signatory

SCHEDULE "A"

AMATA LOU

SCHEDULE "B"

DESCRIPTION OF PROPERTY

1 June 2004

Attn Mr Carlos Ballon
General Manager
Minera Koripampa del Perú S.A.
Alfredo Roldan 146, San Isidro
Lima 18, Peru

Amata Letter of Understanding

Dear Sirs,

In this Letter of Understanding ("**LOU**") Rio Tinto Mining and Exploration Limited ("**Rio Tinto**") and Minera Koripampa del Perú S.A. ("**Koripampa**") are collectively referred to as the "**Parties**". The mineral rights listed in Schedule A ("**Property**") are exclusively held by Rio Tinto, the location of which is approximately shown on the map contained in Schedule B of this LOU. The Schedules form part of this LOU and shall have the same force and effect as if set out in the body of this LOU, and any reference to this LOU shall include the Schedules.

This LOU sets out the terms under which: (a) Rio Tinto grants Koripampa an exclusive option to acquire one hundred percent (100%) interest in the Property ("**Option**"); and (b) the basic terms of the joint venture between Rio Tinto and Koripampa to further explore and possibly exploit the Property, subject to Rio Tinto´s decision ("**Amata JVA**"), each with an initial participating interest of 30% and 70%, respectively.

The Parties hereby agree as follows:

OPTION

1. Subject to the terms of this LOU, Rio Tinto grants Koripampa an exclusive forty eight (48) month Option to acquire one hundred percent (100%) of Rio Tinto´s interests in the Property. The Option term granted to Koripampa will expire on 1 June 2008, subject to Rio Tinto´s right to elect to form the Amata JVA as specified in Clause 4 (a) below.

   To maintain its Option in good standing, Koripampa must complete the "**Work Expenditures**"[1] in the Property as set out in the table below. Koripampa has the right to accelerate compliance with the required levels of Work Expenditures in the Property. Any excess in the required level of Work Expenditures in a given year will be carried forward and credited towards Work Expenditures of the following year.

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[1] In this LOU and in the subsequent formal agreement documentation to be drafted accordingly, "***Work Expenditures***" means all cash, expenses and obligations funded, spent or incurred directly or indirectly on exploration, evaluation and development activities on or for the Properties. Such expenditures shall include, but not be limited to, land payments, fees, taxes and charges required to keep or secure the Properties in good standing; all expenditures for geophysical, geo-chemical and geological work; all expenditures for surveys, drilling, assays, metallurgical testing, engineering, construction and all other expenditures directly benefiting the Properties and the work thereon.

Period	Work Expenditure US$
Year to first anniversary of this LOU	200,000
Year to second anniversary of this LOU	500,000
TOTAL	**US$700,000**

2. During the Option term, Koripampa will make the following payments to Rio Tinto, or to Rio Tinto´s designated Affiliates, as per Rio Tinto´s instructions:

Due Date		**Payment US$**
(a)	On signing of this LOU	$100,000
(b)	1 June 2005	$150,000
(c)	1 June 2006	$750,000
(d)	1 June 2007	$1'000,000
(e)	1 June 2008	$2'000,000
TOTAL		**US$4' 000,000**

The payments listed in this Clause 2 include taxes.

3. (a) Should Koripampa fail to comply with the annual Work Expenditures in a given year as provided under Clause 1 above or make any of the payments referred to in Clause 2 above, the Option will then automatically terminate, and Koripampa will have no further right or obligation other than as would apply were it to withdraw from and terminate this LOU, the following clauses will survive termination Clauses 9 and 16.

   (b) Except as provided under Clause 4 (a) below, Koripampa will be entitled to exercise its Option subject to having completed the required Work Expenditures in the aggregate amount of US$700,000 as provided under Clause 1 above, and made the payments in the aggregate amount of US$4'000,000 as set out in Clause 2 no later than 1 June 2008.

   (c) Koripampa will exercise the Option by delivering Rio Tinto a written notice of exercise, subject to the provisions of Clause 3(b) above.

ELECTION PERIOD

4. Within five (5) days following compliance with the Work Expenditures in the aggregate amount of US$700,000 as set out in Clause 1 above, and provided that Koripampa has paid the aggregate amount of US$1'000,000 as set out in Clauses 2(a), 2(b) and 2(c) above, Koripampa shall deliver to Rio Tinto a notice in writing confirming compliance with such obligations. Rio Tinto shall have a period of sixty (60) calendar days (the "**Notice Period**") from the date of receipt of such notice in which to elect either:

   (a) to enter into an incorporated joint venture agreement ("**Amata JVA**"), and/or the incorporation of a new company vehicle ("**Newco**") to which the Property shall be transferred after considering the most tax efficient method of so doing; or

   (b) not to enter into the Amata JVA, and/or the incorporation of a new company vehicle, in which case, the Option granted to Koripampa to acquire 100% interest in the Property will continue.

AMATA JVA

5. (a) Upon Rio Tinto´s decision in accordance with Clause 4 (a) the Parties' initial participating interest shall be Koripampa seventy percent (70%) and Rio Tinto thirty percent (30%) subject to the Amata JVA, and/or the incorporation of a Newco to which the Property shall be transferred after considering the most tax efficient method of so doing. At the date of this letter it is believed that the most effective method of effecting the transfer will be for Koripampa to acquire seventy percent (70%) of a sole purpose subsidiary established by Rio Tinto inside or outside of Peru holding one hundred percent (100%) of the Peruvian subsidiary to which the Property will be transferred by means of a corporate reorganisation or by other means as may be decided by Rio Tinto. In the event alternatives to this structure are considered but cannot be agreed the transfer of seventy percent (70%) interest in the Property will be effected Koripampa acquiring full ownership of seventy percent (70%) of the Rio Tinto´s subsidiary, holding one hundred percent (100%) of the Peruvian subsidiary to which the Property will be transferred at that time.

   (b) The terms of the incorporated joint venture agreement shall include the following terms:

      (i) Pro-rata sharing of all costs and expenses and revenues relating to the Property;

      (ii) A definition of work expenditures including but not limited to the items listed under the definition of Work Expenditures in this LOU;

      (iii) Dilution, pro rata according to deemed contributions and actual contributions, should either party elect not to contribute its proportionate share of the costs and expenses of the joint venture and the other party actually contributes such pro rata share of the costs and expenses, and accelerated dilution twenty five percent (25%) above the standard rate if a party elects to contribute to a work programme and later defaults against a cash call;

(iv) Forfeiture of Rio Tinto´s entire participating interest should Rio Tinto dilute to less than a ten percent (10%) participating interest. Rio Tinto shall be granted a one percent (1%) NSR royalty on all sales of mineral product from the Property, with a cap of an amount equal to Rio Tinto´s expenditures incurred after the formation of the Amata JVA in accordance with Clause 4(a) plus US$3´000,000. The full details of the NSR royalty shall be agreed upon in the formal agreements referred to in Clause 12 of this LOU;

(v) Forfeiture of Koripampa´s entire participating interest should Koripampa dilute to less than a ten percent (10%) participating interest. Koripampa shall be granted a one percent (1%) NSR royalty on all sales of mineral product from the Property with a cap equal to Koripampa´s direct expenditures incurred after the formation of the Amata JVA in accordance with Clause 4(a), exclusive of taxes and payments made to Rio Tinto in accordance with this LOU. The full details of the NSR royalty shall be agreed upon in the formal agreements referred to in Clause 12 of this LOU;

(vi) A first right of refusal which shall apply for the transfer, direct or indirect, of all or part of a Party's interest, including any royalty interest, in the Amata JVA or the Property, other than in the case of internal corporate re-organisation;

(vii) Incorporation of Newco that will hold the Property, in which case Newco' shareholders agreement and bylaws shall be drafted in a consistent manner to the terms of this LOU and with all formal agreements referred to in Clause 12;

(viii) Management of the joint venture or of Newco by a body to which each Party may appoint two members, and the Party holding a majority of interest shall appoint an additional member, with each Party having a vote equal to its participating interest. The following issues shall require the affirmative vote of members representing an aggregate of no less than 75% participating interest in the Amata JVA: approval of work programmes and budgets prior to a feasibility study in excess of US$250,000; surrender or abandonment of the Property in whole or in part; amendment of Newco´s shareholders agreement or its bylaws; the imposition of encumbrances or liens on the Property;

(ix) Appointment of of the majority Party as manager and operator unless otherwise agreed by the Parties, with responsibility to conduct all operations in a good, workmanlike and efficient manner in accordance with sound mining practice, industry standards and applicable laws; and

(x) Other terms normal to international mineral industry joint venture agreements including provision for binding international arbitration to settle disputes.

CONTINUATION WITH THE OPTION

6. (a) Should Rio Tinto decide not to enter into the Amata JVA, the Option granted to Koripampa to acquire the one hundred percent (100%) interest in the Property will continue.

   (b) If Koripampa fails to make any of the payments referred to in Clause 2 (d) and 2 (e) above the Option will automatically terminate, and Koripampa will have no further right or obligation other than as would apply were it to withdraw from and terminate this LOU, the following as provided for in Clauses 9, 12, 13, 14 and 16.

   (c) Koripampa will exercise the Option by delivering Rio Tinto a written notice of exercise, subject to the provisions of Clause 3(b) above. Rio Tinto will effect the transfer of the Property to Koripampa after considering the most tax efficient method of so doing. To the date of this letter it is believed that the most effective method of effecting the transfer will be for Koripampa to acquire a sole purpose subsidiary established by Rio Tinto in or outside of Peru, upon Rio Tinto´s decision, holding 100% of the Peruvian subsidiary to which the mineral rights comprising the Property will be transferred. In the event alternatives to this structure are considered but cannot be agreed the transfer of the Property will be effected by Koripampa acquiring full ownership inside or outside Peru of the Rio Tinto subsidiary holding 100% of the Peruvian subsidiary to which the Property will be transferred at that time.

OTHER PROVISIONS

7. During the term of the Option, and as long as Rio Tinto has not elected to enter into the Amata JVA, and provided that the Option granted to Koripampa remains in good standing, Rio Tinto will grant Koripampa an authorization to conduct exploration works in the Property, by a mechanism permitted by Peruvian law.

8. During the term of the Option, Koripampa will be responsible for making all licence fees, penalties and other payments of any and all applicable charges, duties, fees, taxes and other payments of similar nature applicable required to keep the Property in good standing.

9. During the term of the Option, Koripampa undertakes:

   (a) To comply with all applicable laws, rules and regulations and carry out its works in a good, workmanlike manner accordance with applicable law and sound mining, environmental and business practice, and will defend, protect, indemnify, and save Rio Tinto and its parent, subsidiaries and affiliated companies and each of their officers, directors, employees, contractors and agents harmless from and against all liability, claims, costs, expenses, demands, suits and causes of action of every kind and character, including environmental liabilities and reclamation works (hereafter "**Claims**") in favour of any person, corporation or other entity including the parties hereto and their employees, contractors or agents, in any way incident to or in connection with or arising out of: (a) the presence of Koripampa or its employees, contractors or agents on the Property; or (b) the activities conducted by Koripampa in the area of Property as of the date of this

LOU, by Koripampa's employees, contractors or agents, or Koripampa's Affiliates, even if the Claims arise after the termination of the LOU.

(b) To comply with all Peruvian environmental laws and regulations, including but not limited to the Environmental Regulations for Exploration, approved by Supreme Decree 038-98-EM and its amendments, the Mine Closure Law ("*Ley que Regula el Cierre de Minas*"), Law # 28090 and its amendments and regulations, as well as all provisions in relation to community relations and surface rights.

(c) To provide Rio Tinto with reports showing in reasonable detail in respect of the Property the work performed, the results obtained, the expenditures incurred, investments made and revenues received in the preceding calendar year no later than thirty (30) calendar days after the end of each calendar year. Rio Tinto or its Affiliates will be entitled at its own risk and expense to visit the Property at reasonable times and also to review there or at Koripampa's offices the data, results, plans, statistics and accounts in respect of the Property and be entitled at all reasonable times and at its expense to have any or all of these independently audited.

(d) To maintain accounts in accordance with generally accepted accounting standards, and legislative or regulatory requirements. Such accounts will be available for inspection and/or audit by or on behalf of Rio Tinto, at its cost, at reasonable times.

10. Rio Tinto makes the following representations and warranties to Koripampa:

(a) The mineral rights comprising the Property confer upon its titleholder the rights to explore and exploit metallic minerals, subject to the obligation to acknowledge, abide by and comply with all pre-existing mineral rights located within its boundaries, and subject to the corresponding permits, authorizations and approvals to be applied for and granted to the titleholder, including permits, authorisations and approvals in relation to the relevant surface rights;

(b) That all license fees payable to the applicable agency of the Government of Peru relating to the Property ("*Derechos de Vigencia*") applicable to the year ended 31 December 2002 was paid in full when due;

(c) Rio Tinto has the right, power, and authority to enter into this Agreement without the violation of any contractual, legal, or other obligation to any entity or person;

(d) All previous work by it and any of its Affiliates and any parties authorised by it or its Affiliates on the Property is in accordance with applicable law and sound mining, environmental and business practice.

11. (a) Koripampa makes the following representations and warranties to Rio Tinto:

(i) it is a corporation qualified to do business and in good standing in those countries necessary in order to fulfil its obligations under this LOU;

(ii) it is a company registered under File N° 40231 in the public registry in Lima, Peru;

(iii) it has the legal right and requisite power and authority to enter into and perform this LOU and that all corporate, board of directors, shareholder, and other actions required to authorize the entering into and performance of this LOU have been properly taken.

(b) Koripampa acknowledges and warrants that:

(i) that the mineral rights that comprise the Property were filed pursuant to the Grid Based System ("*Sistema de Cuadrículas*") provided for by Legislative Decree No. 708, and will only cover open or available grounds within their internal boundaries. In the case of overlap with a pre-existing mineral right, the area of overlap must be entirely respected by the Property. Therefore, the Property must respect any area of overlap with any pre-existing tenement, claim or concession, even though the overlap might not have been reported in the resolution that awarded title to mineral rights comprising the Property.

(ii) that in entering into this LOU, it has relied solely upon its own investigations as to the status of each of the title proceeding of the mineral rights that comprise the Property with all competent Governmental Agencies, including the relevant Peruvian Public Mining Registries, the payment of the applicable license fees and penalties, having identified and made its own assessment as to any license fees and penalties to be paid to the Government of Peru on or before 30 June 2004 onwards;

(iii) that in entering into this LOU it has relied solely upon its own investigations, appraisals and estimates as to value of the Property.

12. Rio Tinto and Koripampa agree that this LOU is a binding agreement and subject to English law, and sets out the basic terms of the business arrangements it describes. The parties will use their best efforts, in good faith, to ensure that a more formal agreement is entered into on or before 30 April 2006. If such documentation is not executed on or before 30 April 2006, unless such is the product of a party not negotiating in good faith, any party shall have the right to terminate this LOU. Koripampa will bear the legal costs involved in the preparation of such more formal agreement.

In addition, the parties agree to take such acts and to negotiate, prepare, file, and notarise such documents in Peru to as may be necessary to grant Koripampa an authorization to conduct exploration works in the Property, by a mechanism permitted by Peruvian law. The termination of this LOU or of the formal agreements entered following signing of this LOU, will cause the termination of any document negotiated, prepared, filed and notarised in Peru under this Clause 12.

13. (a) Koripampa may withdraw from and terminate this LOU upon thirty (30) days notice to Rio Tinto. Such termination will not relieve Koripampa of

liabilities, whether known or unknown, present or future, to Rio Tinto, to third parties or to governmental authorities that arise from its activities undertaken and obligations under this LOU. No later than sixty (60) days after its withdrawal Koripampa will provide Rio Tinto with a final report, with copies of all data (data on paper, electronic or other means) and with pulps, cores, cuttings, drilling materials and any samples obtained from the Property during its work under its Option.

(b) Under no circumstance will Koripampa be reimbursed with any of the Work Expenditures incurred or payments made pursuant to Clauses 1 and 2 of this LOU.

(c) In the event that Koripampa decides to withdraw from its Option in respect of a particular mineral right comprising the Property as provided under Clause 14 below, and such decision is adopted prior to having paid the applicable license fees and/or penalties to keep the particular mineral right or the Property in good standing, the termination notice will be subject to having been delivered thirty (30) days prior to the deadline given by the Peruvian government to make these payments. At the time of signing this LOU the deadline is 30 June of every year. Should the termination notice not be delivered within 30 days in advance to the deadline to make these payments, then Koripampa will be automatically responsible for such payments.

(d) Within three (3) months following Koripampa´s decision to withdraw from its Option in respect of a particular mineral right comprising the Property as provided under Clause 14 below, Koripampa will:

(i) remove all facilities, machinery, equipment, supplies and any other appurtenances located within the internal boundaries of the mineral right in question and complete such reclamation works as might be required by law or as agreed to with other parties/communities; and

(ii) Koripampa will conduct all reclamation works that may be required in accordance with all applicable laws, until the reclamation works and closure of the exploration project is duly approved by the competent governmental agency, copy of which will be delivered to Rio Tinto within ten (10) days following receipt.

14. Koripampa may, upon thirty (30) days notice to Rio Tinto, withdraw from its Option in respect of a particular mineral right that comprises the Property, subject to the provisions contained in Clauses 13(c) and 13(b) above. For such particular mineral right, Koripampa will have no further right or obligation other than as would apply were it to withdraw from and terminate this LOU as provided for in Clauses 9, and 16.

Upon any decision to withdraw from its Option in respect of a particular mineral right, the authorization to conduct exploration works referred to in Clause 7 of this LOU will be amended and Koripampa will return Rio Tinto any rights to these particular mineral rights conferred under this LOU. No later than sixty (60) days after its withdrawal in respect of particular mineral rights Koripampa will provide Rio Tinto with a final report, with copies of all data (data on paper, electronic or

other means) and with pulps, cores, cuttings, drilling materials and any samples obtained from the particular mineral right during its work under the Option.

15. Rio Tinto shall be entitled to terminate this LOU with immediate effect by notice in writing to Koripampa:

(a) if Koripampa commits one or more material breaches of this LOU. For the avoidance of doubt, the failure by Koripampa to comply with the annual Work Expenditures or make any of the payments required pursuant to Clauses 1 and 2 and any breach of any of Clause 9 (a) or 9 (b) above shall constitute a material breach; or

(b) if the Koripampa becomes insolvent, goes into liquidation, steps are taken to commence its winding up or a receiver or administrator is appointed over all or any of its assets or any equivalent step to any of these steps is taken in any place.

16. Any information or data obtained in connection with the performance of this LOU is confidential with respect to Koripampa and Koripampa will not make public statement concerning this LOU or the activities contemplated in it without the prior written consent of Rio Tinto, which consent will not be unreasonably withheld. For the avoidance of doubt, withholding such consent will be deemed unreasonable if such disclosure is required by law or by a stock exchange. Koripampa may disclose the terms of this LOU and information relating to the Property to:

(a) potential purchasers and partners in respect of the Property if such party is subject to a written agreement of confidentiality; and

(b) its Affiliates provided the Affiliate is bound by the terms of confidentiality set out in this Clause 16.

17. A Party may transfer all of its rights and obligations under this LOU to an Affiliate, provided that such Affiliate accepts in writing the terms of this LOU and is qualified to do business in such jurisdictions as are necessary to fulfil all its obligations hereunder. Any transfer to a third party will require prior written consent from Rio Tinto, and such consent will not be unreasonably withheld.

18. After Koripampa has exercised the Option any transfer by Koripampa of its interest in whole or in part in the Property is subject to a First Right of Offer[2] to Rio Tinto.

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[2] Under the "Right of First Offer" if Koripampa:

(i) intends to offer to any third party, or receives from any third party an unsolicited offer containing the specific terms of a possible participation of any type, form or extent in the Property (***Participation***), then it will provide the proposed terms to Rio Tinto. Rio Tinto will have forty five (45) days from the receipt of such information to notify Koripampa that it agrees to match the applicable offer on the same terms or on terms no less favourable to Koripampa. If Rio Tinto fails to provide such notice within the forty five (45) days, Koripampa will have one hundred and fifty (150) days from the expiration of the forty five (45) days to sign binding agreements for Participation with any third party on the same terms or on terms no less favourable to Koripampa. If binding agreements are not signed within this time, the rights of first offer will revive; or

(ii) intends to solicit from any third party offers for the specific terms of a Participation (without having complied with the provisions of subsection (i) above), it will first request in writing that

19. In this LOU **"Affiliate"** means any company controlled by or under common control with a party hereto. In the case of Rio Tinto, this means each of Rio Tinto plc, incorporated in England and Rio Tinto Limited, incorporated in Victoria, Australia and any other company wherever situated in which Rio Tinto plc and/or Rio Tinto Limited owns or controls directly or indirectly more than 50% of the shares or stock carrying the right to vote at a general meeting (or its equivalent) of the company.

MISCELLANEOUS

20. (a) The Parties further agree that:

(i) Except as otherwise set forth herein, no failure or delay by a Party in exercising any right or power under this LOU shall operate as a waiver of such right or power and no single or partial exercise of such right or power or the exercise of any other right or power shall operate as a waiver of such right or power.

(ii) This LOU constitutes the entire and only agreement and understanding of the Parties to the exclusion of any terms implied by law which may be excluded by contract and supercede and extinguish any prior drafts, agreements, undertakings, representations, warranties and arrangements of any nature whatsoever, whether or not in writing, relating thereto.

(iii) No amendment to this LOU shall be valid or of any force unless reduced to writing and signed by authorized representatives of the Parties.

(iv) If any provision of this LOU shall be invalid, illegal or unenforceable, it shall, to the extent possible, be modified in such manner as to be valid, legal and enforceable but so as most nearly to retain the intent of the Parties. If such modification is not possible, such provision shall be severed from this LOU. In either case the validity, legality and enforceability of the remaining provisions of this LOU shall not in any way be affected or impair

(b) This LOU is executed in two (2) counterparts, each duly signed by the Parties. Each counterpart shall be deemed an original.

Rio Tinto submit an offer for Participation. Rio Tinto will have forty five (45) days from receipt of the written request to submit an offer for Participation to Koripampa. If Rio Tinto does not provide such offer or if Koripampa does not accept the offer proposed by Rio Tinto, Koripampa will be free for the next one hundred and fifty (150) days to solicit offers and to accept offers for Participation on terms no less favourable to it than those offered by Rio Tinto (Koripampa will not be able to accept offers for Participation on the same terms offered by Rio Tinto, either). If Koripampa accepts such offer from a third party, binding documents for Participation must be signed within this one hundred and fifty (150) days or the rights of first offer will revive.

Please signify the agreement of Koripampa by counter signature below.

Yours sincerely,

RIO TINTO MINING AND EXPLORATION LIMITED

By: Julian Bavin

Name: Julian R.F. Bavin

Title: Director

MINERA KORIPAMPA DEL PERU S.A.

By:

Name: Carlos Ballon

Title: General Manager

Date: June 1st 2004

SCHEDULE A

Mineral Rights comprising the "Property"

N°	Name	Code	Resolution Granting Title	Effective Available Area as of 2003 (*) (Hectares)
1	Amate 1	010084601	RJ N° 1288-01-INACC/J 30 October 2001	1000
2	Amate 2	010084301	RJ N° 1309-01-INACC/J 7 November 2001	1000
3	Amate 3	010084401	RJ N° 1272-01-INACC/J 30 October 2001	1000
4	Amate 4	010084501	RJ N° 1281-01-INACC/J 30 October 2001	800
5	Amate 5	010203102	RJ N° 0535-2003-INACC/J 6 March 2003	800
6	Amate 6	010203202	RJ N° 0508-2003-INACC/J 4 March 2003	800
7	Amate 7	010203302	RJ N° 0437-2003-INACC/J 20 February 2003	900
8	Amate 8	010203402	RJ N° 0553-2003-INACC/J 6 March 2003	300
9	Amate 9	010203502	RJ N° 0414-2003-INACC/J 20 February 2003	900
10	Amate 10	010092903	RJ N° 01605-20003-INACC/J 19 June 2003	500
11	Amate 11	010092803	RJ N° 01592-2003-INACC/J 19 June 2003	1000
12	Amate 12	010093103	RJ N° 01593-2003-INACC/J 19 June 2003	600
13	Amate 13	010093003	RJ N° 01596-2003-INACC/J 19 June 2003	700

(*) Information contained in the Mining Roster ("Padrón Minero") to 31 December 2003.

SCHEDULE B

Map of the Property

AMATA PROJECT


8175000°N
8170000°N
8165000°N
8160000°N
AMATE 13
AMATE 12
AMATE 5
AMATE 1
AMATE 10
AMATE 7
AMATE 6
AMATE 2
AMATE 11
AMATE 8
AMATE 9
AMATE 3
AMATE 4
275000°E
280000°E
285000°E
290000°E
Projection: PSAD56


Amata Prospect – Long Section
Line 4500
SW
NE
TRINCHERA
HUERTAS
TINCACOCHA
Co AMATA
TACUNE
PALCAMAYO
HU01
TQ02
TQ01
AM03
AM01
AM02
AM04
TN03
TN01
PA01
CY01
CY02
4000m
3600m
3200m
0
1km
Vuggy silica
Advanced Argillic
Argillic
Propyllitic
Phyllic
Potassic Overprint Argillic intermedia
Breccia
A-B veins
Fault
Drill hole
Post-mineral dacite porphyry
Inter-mineral dacite porphyry
Early dacite porphyry